·   *"I hope you're doing well. I wanted to let you know pocstock just started an investment round and decided to use the WeFunder equity crowdfunding platform to allow people to invest $100 - $2200. The round is in the "testing the waters" phase until we get to the first $50k milestone. If interested, reserve your spot in this round today by going to https://wefunder.com/pocstock. Once we complete our SEC filings and hit $50k, we'll open the campaign to the public, so your early support is critical. Thanks!"*



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?



VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

